Exhibit 12.2

SOUTHERN CALIFORNIA EDISON COMPANY
RATIOS OF EARNINGS TO FIXED CHARGES
(Millions of Dollars)

						3 Months	3 Months	12 Months
	2006	2007	2008	2009	2010	Ended March 31, 2010	Ended March 31, 2011	Ended March 31, 2011
Earnings:

Income from continuing operations
before tax and noncontrolling interest	1,540	1,400	1,246	1,620	1,532	306	359	1,585
Less: Income from equity investees	-	-	-	-	-	-	-	-
Income from continuing operations before income
from equity investees, tax and noncontrolling interest	1,540	1,400	1,246	1,620	1,532	306	359	1,585
Add:
Fixed charges (see below)	425	466	445	462	492	117	127	503
Amortization of capitalized interest	1	2	2	2	2	-	1	2
Distributed income of equity investees	-	-	-	-	-	-	-	-
Loss of equity investees for which charges arising from
guarantees are included in fixed charges	-	-	-	-	-	-	-	-
Subtract:
Interest capitalized	(2)	(3)	(3)	(4)	(7)	(2)	(2)	(7)
Preference security dividend requirements of
consolidated subsidiaries - pre-tax basis	-	-	-	-	-	-	-	-
Noncontrolling interest of subsidiaries that have not incurred
fixed charges - pre-tax basis	(275)	(305)	(170)	(94)	-	-	-	-

Earnings as adjusted	1,689	1,560	1,520	1,986	2,019	421	485	2,083

Fixed Charges (1):
Interest expenses - net of capitalized interest and AFUDC	399	429	407	420	429	99	111	441
Add: AFUDC	19	25	27	32	43	13	11	41
Interest expenses - net of capitalized interest	418	454	434	452	472	112	122	482
Interest capitalized (2)	3	3	3	4	7	2	2	7
Interest portion of rental expense (3)	4	9	8	6	13	3	3	14
Allocable portion of interest on long-term contracts
for purchased power (4)	-	-	-	-	-	-	-	-
Preferred and preference stock dividend
requirement - pre-tax basis	-	-	-	-	-	-	-	-

Total fixed charges	425	466	445	462	492	117	127	503

Ratio	3.97	3.35	3.42	4.30	4.10	3.60	3.82	4.14

(1)	Interest expenses associated with income taxes are reflected as a component of income tax expense and are excluded from the determination of fixed charges.
(2)	Includes fixed charges associated with Nuclear Fuel and capitalized interest of fifty-percent owned partnership. The amount for 2006 is restated.
(3)	Rentals include the interest factor relating to certain significant rentals plus one-third of all remaining annual rentals, except for amounts allocated to power purchase contracts that are classified as operating leases.
(4)	Allocable portion of interest included in annual minimum debt service requirement of supplier.